Exhibit 99.1

Amryt Announces the Cancellation of Admission of its Ordinary Shares to Trading on AIM

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014 WHICH FORMS PART OF DOMESTIC LAW IN THE UNITED KINGDOM PURSUANT TO THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (“UK MAR”). UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, OR INTO OR FROM ANY JURISDICTION IN WHICH THE SAME WOULD BE A VIOLATION OF THE LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT, NOR ANYTHING CONTAINED HEREIN, SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

Amryt Pharma plc Announces the Cancellation of Admission of its Ordinary Shares to Trading on AIM and Intention to Continue Listing of ADSs on Nasdaq

DUBLIN, Ireland, and Boston MA, November 22, 2021, Amryt Pharma plc (Nasdaq: AMYT, AIM: AMYT) (“Amryt” or the “Company”), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today announces its intention to cancel the admission of its ordinary shares of nominal value £0.06 each (the "Ordinary Shares") to trading on AIM (the "AIM Delisting") with effect from 7:00 a.m. on 11 January 2022. The Company's last day of trading on AIM will be 10 January 2022. Amryt will retain its listing on the Nasdaq Global Select Market (“Nasdaq”) of American Depositary Shares, each representing five Ordinary Shares (the “ADSs”), under its existing ticker symbol “AMYT”.  Existing holders of ADSs who do not also hold Ordinary Shares do not need to take any action in relation to the AIM Delisting. The Company will today post an explanatory circular to shareholders (the “Circular”) which contains further information on the AIM Delisting and the process to deposit Ordinary Shares for delivery of ADSs.

Summary

   The AIM Delisting will take effect at 7:00 a.m. on 11 January 2022.  Following the AIM Delisting, the Company's ADSs will remain listed on Nasdaq and Ordinary Shares in the Company will only be publicly tradeable in the form of Nasdaq-listed ADSs.
   The board of directors of the Company (the “Board” and the “Directors”) believes that the AIM Delisting should further enhance the liquidity of trading in the Company's securities by combining on Nasdaq the volume of transactions from both the Nasdaq and AIM.
   In the month to 17 November 2021, approximately 87 per cent. of trading in the Ordinary Shares was in the form of ADSs on Nasdaq and as at 17 November 2021 73.2 per cent. of the Company’s Ordinary Shares are represented by ADSs tradeable on Nasdaq.
   The Company is providing an opportunity for shareholders to deposit their Ordinary Shares with the Company’s ADS depositary in exchange for delivery of ADSs, without cost, prior to the AIM Delisting becoming effective on 11 January 2022.

Joe Wiley, CEO of Amryt Pharma, commented: “Increasing liquidity in our shares and ensuring Amryt is an attractive investment opportunity for existing and new investors is a core strategic focus for Amryt.  Since our Nasdaq listing in July 2020 and more recently following the Chiasma acquisition, the vast majority of trading in our shares has taken place on Nasdaq.  We believe now is the right time to reduce the complexity and significant resources devoted to maintaining a dual listing.  We believe concentrating liquidity in one trading venue may attract increased investor interest in our company and will benefit all shareholders.”

Background

Amryt was originally incorporated in Ireland in 2015 as Amryt Pharmaceuticals Designated Activity Company, with a focus on acquiring, developing and commercialising innovative treatments to help improve the lives of patients with rare and orphan diseases. In April 2016, Amryt DAC was acquired by Fastnet Equity plc by way of a reverse takeover under the AIM Rules for Companies published by London Stock Exchange plc (the “London Stock Exchange”) (the “AIM Rules for Companies”) and the Euronext Growth Rules. Upon the acquisition of Amryt DAC, Fastnet Equity plc changed its name to Amryt Pharma plc and the securities of the enlarged group were readmitted to trading on AIM and Euronext Growth.

On 21 May 2019, Amryt Pharma plc announced that it had reached an agreement to acquire Aegerion Pharmaceuticals, Inc. The acquisition constituted a reverse takeover under the AIM Rules for Companies and the Euronext Growth Rules. As part of the acquisition, Amryt Pharma plc inserted a new company incorporated in England and Wales, Amryt Pharma Holdings plc, as the new holding company of the Amryt group by way of a court sanctioned scheme of arrangement which became effective on 24 September 2019, on which date Amryt Pharma Holdings plc changed its name to Amryt Pharma plc. On the same date, the former Amryt Pharma plc re-registered as a private company and changed its name to Amryt Pharma Holdings Limited. On 25 September 2019, the Ordinary Shares of Amryt Pharma plc were admitted to trading on AIM and Euronext Growth. On 8 July 2020, the Company completed a direct listing of ADSs representing its Ordinary Shares on the Nasdaq Global Select Market, with each ADS representing five Ordinary Shares. On 9 September 2020, the Company cancelled the admission of its Ordinary Shares to trading on the Euronext Growth Market.

On 5 May 2021, Amryt announced that it had reached an agreement to acquire US-listed company, Chiasma, Inc., for consideration in the form of ADSs. This acquisition completed on 5 August 2021 and further increased the number of ADSs held in the United States and traded on Nasdaq.

As at 17 November 2021, being the last practicable date prior to the date of this announcement, approximately 73.2 per cent. of the Company’s Ordinary Shares are represented by ADSs tradeable on Nasdaq. By reference to the volume of underlying Ordinary Shares, approximately 87 per cent. of trading in the Company’s Ordinary Shares in the month to 17 November 2021 took place on Nasdaq (in the form of ADSs). All shareholders who have not already deposited their Ordinary Shares for delivery of ADSs are currently able to do so at any time.  Affiliates of the Company who deposit their Ordinary Shares may be subject to limitations on resale of ADSs under U.S. securities law.

The AIM Rules for Companies require that, unless the London Stock Exchange otherwise agrees, the cancellation of a company’s shares from trading on AIM requires the consent of not less than 75 per cent. of votes cast by its shareholders given in a general meeting. However, in the Company’s case, given that the listing of its ADSs on the Nasdaq Global Select Market (which is an AIM Designated Market as defined in the AIM Rules for Companies) enables shareholders to continue to trade their shares in the Company in that format and, further, that there is a process available to shareholders to deposit their Ordinary Shares for delivery of ADSs prior to the AIM Delisting, the London Stock Exchange has agreed that shareholder consent in a general meeting is not required for the Company to proceed with the AIM Delisting.

Reasons for the AIM Delisting

The Board has decided to implement the AIM Delisting for the following reasons:

   An increasingly smaller proportion of the trading in the Company’s Ordinary Shares is conducted on AIM compared to Nasdaq and a continuation of the decline in this proportion would be likely to lead to a decrease in the liquidity of the Ordinary Shares trading on AIM.
   The AIM Delisting is expected to further enhance the liquidity of trading in the Company’s securities by combining on Nasdaq the volume of transactions from both Nasdaq and AIM.
   A Nasdaq-only listing structure provides for a streamlined operation that showcases the global nature of the Company and places it more clearly within the ranks of international biopharmaceutical companies that are its true peers.
   The cost of complying with the AIM Rules for Companies is duplicative of that for complying with the Nasdaq market rules and the Company sees advantages in reducing its cost base as it progresses its clinical programmes and commercial strategy.
   Internal financial and legal staff time spent on compliance with the AIM Rules for Companies is duplicative of that required for compliance with the Nasdaq market rules.
   ADSs representing the Company’s Ordinary Shares will still be tradeable on Nasdaq.

Accordingly, the Directors believe that it is no longer in the best interests of the Company or its shareholders as a whole for the Company to retain admission of its Ordinary Shares to trading on AIM.

In order to facilitate the transition to the sole listing on Nasdaq, the Company is providing an opportunity for shareholders to deposit their Ordinary Shares with the Company’s ADS depositary in exchange for delivery of ADSs, without cost, prior to the AIM Delisting becoming effective on 11 January 2022.  The ADSs will continue to be traded on Nasdaq and the Company has no intention to cancel the listing of its ADSs on the Nasdaq.

Effect of the AIM Delisting

Shareholders will no longer be able to buy and sell Ordinary Shares on AIM after 10 January 2022. Holders of Ordinary Shares should read “Information for holders of Ordinary Shares” below which explains in more detail the process of depositing Ordinary Shares for delivery of ADSs.

As a company incorporated in England and Wales, the Company will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser. The Company will also no longer be subject to the QCA Corporate Governance Code or be required to comply with the continuing obligations set out in the Disclosure Guidance and Transparency Rules (the “DTRs”) of the Financial Conduct Authority (the “FCA”) (insofar as they currently apply to the Company) or, provided the Company’s securities remain outside the scope of the regulation, UK MAR. In addition, the Company and its shareholders will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in the Company. The Company will, however, continue to comply with all regulatory requirements for the Nasdaq listing of ADSs, including all applicable rules and regulations of the SEC.

Shareholders who continue to hold Ordinary Shares following the AIM Delisting will continue to be notified in writing of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation. Holders of ADSs will be able to continue to access all such information via the Amryt website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Application of the City Code following the AIM Delisting

Following the AIM Delisting, as the Company will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code on Takeovers and Mergers (the “City Code”) will only apply to the Company if it is considered by the Panel on Takeovers and Mergers (the “Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, Her Majesty’s Revenue & Customs (“HMRC”). Under the City Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

None of the Directors is resident in the United Kingdom. Accordingly, the Panel has confirmed to the Company that, following the AIM Delisting, the City Code will not apply to the Company, and the Company and its shareholders will therefore not have the benefit of the protections the City Code affords, including, but not limited to, the requirement that a person (together with persons acting in concert with that person) who acquires an interest in Ordinary Shares carrying 30 per cent. or more of the voting rights in the Company or who increases an existing interest of not less than 30 per cent. but not more than 50 per cent. of the voting rights, must make a cash offer to all other shareholders at the highest price paid by such person (or person acting in concert with such person) in the 12 months before the offer was announced.

Notwithstanding the above, the Company may become subject to the City Code in the future if any changes to the Board composition result in the majority of the Directors being resident in the United Kingdom, Channel Islands or the Isle of Man.

Information for holders of Ordinary Shares

The Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 10 January 2022. Thereafter, holders of Ordinary Shares can still hold their Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded, and the Ordinary Shares will not be tradeable on Nasdaq in this form.

To sell Ordinary Shares on a public market following the AIM Delisting, shareholders would need to deposit their Ordinary Shares for delivery of ADSs. Each ADS represents five Ordinary Shares. The price of the Company’s ADSs on Nasdaq are quoted in US dollars. This deposit can be made at any time, including before the AIM Delisting, subject in all cases to the provisions of, and the limitations set forth in, the New York law governed deposit agreement dated 24 September 2019, and amended and restated on 8 July 2020, between the Company, Citibank N.A., (the “Depositary”) and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”). A copy of the Deposit Agreement has been filed with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the Deposit Agreement from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-233844 when retrieving such copy.

The Board considers that shareholders should consider depositing their Ordinary Shares for delivery of ADSs prior to the AIM Delisting on 11 January 2022 for the following reasons:

   For those shareholders who hold their Ordinary Shares in certificated form and wish to deposit their Ordinary Shares for delivery of ADSs, the Company’s Receiving Agent, Link Group, will facilitate, on the Company’s behalf, a block transfer process. Shareholders who hold their Ordinary Shares in certificated form will find enclosed with the Circular a personalised block transfer participation request form for use if they wish to deposit their Ordinary Shares for delivery of ADSs. Subject to the requisite documents being returned to Link Group by the required deadline (being 1.00 p.m. on 9 December 2021), Link Group will arrange for the relevant Ordinary Shares to be transferred to and through Link Group’s CREST account to the CREST account of the Custodian, which has been appointed by the Depositary to safe keep the Ordinary Shares upon deposit, so that the Depositary can arrange to deliver the corresponding number of ADSs. The Custodian, on behalf of the Depositary, will hold all deposited Ordinary Shares in a separate custody account for the benefit of the holders and beneficial owners of ADSs.
   Shareholders who elect to deposit their Ordinary Shares for delivery of ADSs prior to the AIM Delisting will not incur a UK stamp duty, or SDRT, charge. However, it is expected that shareholders who elect to deposit their Ordinary Shares for delivery of ADSs following the AIM Delisting will generally incur a stamp duty, or SDRT, charge, at a rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited, to the UK taxation authority, HMRC.
   Ordinarily, shareholders who deposit their Ordinary Shares for delivery of ADSs are charged an ADS issuance fee, by the Depositary, of up to US$0.05 per ADS. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Ordinary Shares for delivery of ADSs from the date of this announcement until (and including) 10 January 2022, being the anticipated last day of trading of the Company’s Ordinary Shares on AIM. Thereafter, ADS issuance fees of up to US$0.05 per ADS may be charged by the Depositary in connection with any future conversions of Ordinary Shares into ADSs.
   Ordinary Shares may be deposited for delivery of ADSs only in multiples of five Ordinary Shares. It is not possible to receive a fraction of an ADS, so in the event that the deposit is completed after the AIM Delisting, there is a risk that shareholders will be left with a small number of Ordinary Shares (up to a maximum of four shares) which cannot be deposited for delivery of ADSs. If the deposit is made before the AIM Delisting has taken effect, any residual Ordinary Shares can be sold by shareholders on AIM prior to, and including, 10 January 2022 so long as those Ordinary Shares are in uncertificated form. Shareholders who hold their Ordinary Shares in certificated form may elect to donate their residual shares to the charity Share Gift by making that election on their personalised block transfer participation request form.

Shareholders who do not elect to participate in the block transfer process can utilise the services of a broker who is able to facilitate deposits of Ordinary Shares at the shareholder’s convenience.

Shareholders whose Ordinary Shares are held in uncertificated form in CREST and who wish to deposit their Ordinary Shares for delivery of ADSs, should contact their broker without delay to request that their Ordinary Shares are deposited.

Amryt advises holders of Ordinary Shares to seek independent financial advice regarding the AIM Delisting and the deposit of their Ordinary Shares for delivery ADSs.

Information on the process to deposit Ordinary Shares for delivery of ADSs and the forms to be completed accompany the Circular. The information and forms, and contacts at the Company’s Receiving Agent, Link Group, in respect of completion of the block transfer participation request form for certificated holders, and the Company’s ADS depositary, Citibank, are included on Amryt’s website.

UK tax treatment

Amryt is not able to provide shareholders with any form of taxation advice and shareholders are strongly advised to seek their own professional advice in order to ascertain the consequences for them of continuing to hold Ordinary Shares following the AIM Delisting becoming effective or depositing Ordinary Shares for delivery of ADSs.

The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position for individuals who are UK resident and UK domiciled for relevant tax purposes is as follows but it should be noted that the position on certain points is not free from uncertainty and that the Company has not taken steps to confirm the current position with HMRC. Therefore, the following should not be relied upon by shareholders (and the Company accepts no liability in respect of any such reliance on any information provided herein on taxation matters):

   Some investors purchase AIM-quoted shares because they may be classed as unlisted/unquoted securities which may qualify for relief from inheritance taxation and certain other preferential tax benefits. The AIM Delisting should not, in itself, prevent the Ordinary Shares (and, therefore, continued holdings of such Ordinary Shares) from qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules).
   Under HMRC’s stated practice those shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to the Company's ADS depositary, Citibank, in exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the Ordinary Shares. Shareholders should be aware that HMRC to date has not published detailed guidance on the treatment of ADSs for inheritance tax purposes.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will generally incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that shareholders obtain appropriate professional advice in respect of these and other taxes.

Expected timetable for the AIM Delisting

Date of announcement and dispatch of the Circular and enclosed documents	22 November 2021

Last date for receipt by Link Group from certificated shareholders of duly completed block transfer participation request forms and original share certificates	9 December 2021 at 1.00 p.m.

Expected date of issuance of ADSs to block transfer participants	7 January 2022

Expected date of posting of ADS confirmations to shareholders by Citibank	7 January 2022

Last date for receipt by Citibank from CREST holders of duly completed issuance forms	10 January 2022 at 3:00 p.m.

Last day of dealings in the Ordinary Shares on AIM	10 January 2022

Cancellation of admission to trading on AIM of the Ordinary Shares	11 January 2022 at 7.00 a.m.

Notes

   References to time in this announcement are to London time unless otherwise stated.
   Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.

The person responsible for arranging the release of this announcement on behalf of the Company was Rory Nealon, CFO/COO and Company Secretary.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Mycapssa® (oral octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analogapproved by the FDA.  Mycapssa® has also been submitted to the EMA for regulatory approval.  For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB but has been submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.  The FDA also set a target PDUFA date of November 30, 2021. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform.  For more information on Amryt, including products, please visit www.amrytpharma.com.

Financial Advisors
Shore Capital (Daniel Bush, Mark Percy, John More) are NOMAD and Joint Broker to Amryt in the UK.  Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Daniel Bush, Shore Capital, NOMAD +44 (0) 207 408 4090, amrytcorporate@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com